Exhibit 99.3

EXECUTION COPY

DEED OF IRREVOCABLE UNDERTAKING

ARTEMIS INVESTMENT MANAGEMENT LLP

To:	CGI Group Holdings Europe Limited (“CGI”)

Broadlands House

Primett Road

Stevenage

Hertfordshire

SG1 3EE

May 31, 2012

Acquisition of Logica plc (“Logica”)

1.	Introduction

We understand that:

1.1	CGI intends to acquire all of the issued and to be issued share capital of Logica (the “Acquisition”) by way of a scheme of arrangement under Part 26 of the Companies Act 2006 (including any new, increased, renewed or revised scheme of arrangement, the “Scheme”);

1.2	the Acquisition will be on the terms and conditions to be set out in an announcement to be made on or about May 31, 2012 substantially on the terms of the attached draft (the “Rule 2.7 Announcement”), together with such additional terms and conditions as may be required to comply with applicable law, the rules of the London Stock Exchange plc and the City Code on Takeovers and Mergers (the “Code”) or as may be agreed in writing between CGI and Logica; and

1.3	CGI may at any time elect to implement the Acquisition by means of a takeover offer (as such term is defined in Section 974 of the Companies Act 2006) (including any new, renewed or revised offer, the “Offer”).

2.	Interests in Logica Shares

We represent and warrant to CGI as follows.

2.1

We have full discretionary management control over the number of ordinary shares in the capital of Logica specified in the Schedule to this undertaking (together with any shares in Logica issued to us after the date hereof and attributable to or derived from such shares, the

“Logica Shares”) free from all liens, charges, options, equities, third party rights and encumbrances of any nature whatsoever and we are able to control the exercise of all rights, including voting rights, attaching to each of the Logica Shares.

2.2	We have full power and authority (free from any legal or other restrictions), and will at all times continue to have all relevant authority, to enter into this deed and to perform the obligations under it.

3.	Irrevocable Undertakings

In consideration of CGI releasing the Rule 2.7 Announcement, we undertake to CGI as follows.

3.1	We shall cast (or, where applicable, procure the casting of) all voting rights (whether on a show of hands or a poll and whether in person or by proxy) attaching to the Logica Shares:

3.1.1	at any meeting of the holders of Logica shares to be convened by order of the High Court of Justice in England and Wales (including any adjournments or postponements thereof, the “Court Meeting”), in favour of the resolutions at the Court Meeting to approve the Scheme;

3.1.2	at any general meeting (including any adjournments or postponements thereof, the “General Meeting”) of the holders of Logica shares which is convened by Logica in connection with the Scheme, in favour of the resolutions at the General Meeting to approve the Scheme and all related matters; and

3.1.3	at the General Meeting, in favour of any resolution to approve management incentivisation arrangements between Logica and management.

3.2	As soon as possible and in any event not later than 1:00 p.m. on the date falling ten days after the posting by or on behalf of Logica of (i) the formal document containing the notice of the Court Meeting and the General Meeting (the “Scheme Document”) and (ii) the accompanying forms of proxy (the “Forms of Proxy”), we shall execute and deliver to Logica’s registrars or procure the execution and delivery to Logica’s registrars of such Forms of Proxy in favour of each of the resolutions to be proposed at the Court Meeting and the General Meeting in accordance with the instructions printed on such Forms of Proxy (and, unless instructed to do so by CGI, shall not thereafter revoke such Forms of Proxy, either in writing or by attendance at any meeting or otherwise).

3.3	If at any time CGI elects to implement the Acquisition by means of an Offer, we undertake to CGI as follows.

3.3.1

We shall, no later than 1:00 p.m. on the date falling ten days after the posting of the formal document containing the Offer, duly accept (or procure the acceptance of) the Offer in respect of the Logica Shares in accordance with its terms and shall forward the relevant share certificate(s) to CGI or its nominated representative and/or a form of indemnity acceptable to CGI in respect of any lost share certificate(s) at the time of acceptance.

3.3.2	We shall not withdraw or procure the withdrawal of any acceptance of the Offer in respect of any of the Logica Shares.

3.3.3	The Logica Shares shall be acquired by CGI pursuant to the Offer fully paid and free from all liens, charges, options, equities, encumbrances, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now and hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends of any nature and other distributions (if any) declared, made or paid after May 16, 2012.

3.3.4	If so required by CGI, we shall execute or procure the execution of all such other documents as may be necessary for the purpose of giving CGI the full benefit of our obligations set out in this deed so applying with respect to the Offer.

4.	Dealings

We undertake to CGI as follows.

4.1	We shall not sell, transfer, charge, encumber, grant any option or other right over or otherwise dispose of, or permit the sale, transfer, charging, encumbering, granting of any option or other right over or other disposal of any of the Logica Shares or any other interest (as defined in the Code) in any of the Logica Shares or otherwise incur or acquire any short derivative position referenced to shares or securities in Logica.

4.2	We shall not accept or give any undertaking (whether conditional or unconditional) or letter of intent to accept any other offer, scheme of arrangement, merger or other business combination made or proposed to be made in respect of any shares of Logica by any person other than CGI.

4.3	We shall not acquire any interest (as defined in the Code) in shares or securities of Logica unless The Panel on Takeovers and Mergers (the “Panel”) has first determined, and confirmed to CGI, that we are not acting in concert with CGI for the purposes of Note 9 to the definition of “acting in concert” as set out in the Code; provided that, if any shares or securities of Logica or any interest in shares or securities of Logica are acquired by us, such shares, securities or interest shall be deemed to be included in the expression “Logica Shares” for the purposes of the undertakings in paragraphs 3, 4 and 5.

4.4	We shall not enter into any agreement or arrangements or incur any obligation (or permit such circumstances to occur):

4.4.1	in relation to, or operating by reference to, shares of Logica; or

4.4.2	to do all or any of the acts referred to in sub-paragraphs 4.1, 4.2 or 4.3 above,

which would or might restrict or impede our voting in favour of the Scheme or accepting the Offer or our ability to comply with this undertaking and, for the avoidance of doubt, references in this sub-paragraph 4.4 to any agreement, arrangement or obligation shall include any such agreement, arrangement or obligation whether or not legally binding or subject to any condition, or which is to take effect upon or following closing or lapsing of the Offer, or upon or following this undertaking ceasing to be binding, or upon or following any other event.

5.	Voting

We undertake to CGI as follows, in each case to the extent within our control and save as set out in paragraph 3.

5.1	We shall exercise (or procure the exercise of) the voting rights attached to the Logica Shares on any resolution which would assist the implementation of the Acquisition if it were passed or rejected at a general, class, or other meeting of Logica shareholders only in accordance with CGI’s instructions.

5.2	We shall join in the requisition of any general, class or other meeting of Logica shareholders for the purpose of considering any such resolution only in accordance with CGI’s instructions.

5.3	We shall exercise (or procure the exercise of) the voting rights attached to the Logica Shares against any resolution which purports to approve or give effect to (and we will not be bound or agree to be bound by) a proposal by a person other than CGI to acquire (or have issued to it) any Logica shares or securities or any assets of Logica.

6.	Documentation

6.1	We shall promptly provide such information relating to ourselves as may be reasonably requested and do such acts as may be reasonably necessary to prepare and expedite the despatch by Logica of the Scheme Document or in connection with the preparation and despatch by CGI of any other document required to be published by CGI in connection with the Acquisition.

6.2	We shall promptly after becoming aware of the same notify CGI in writing of any material change in the accuracy or import of any information previously supplied to CGI by us.

6.3	We irrevocably consent to the issue of the Rule 2.7 Announcement, the Scheme Document and any document in connection with the Acquisition incorporating references to us and to the provisions of this undertaking.

6.4	We understand and agree that in accordance with the Code:

6.4.1	this undertaking may be disclosed to the Panel;

6.4.2	particulars of this undertaking and our interests and dealings in Logica’s securities in the period beginning on May 31, 2011 and ending on the latest practicable date prior to the posting of the Scheme Document will be contained in the Scheme Document; and

6.4.3	this undertaking will be made available as required by Rule 26 and Note 4 on Rule 21.2 of the Code.

7.	Termination

This undertaking shall, without prejudice to any prior breaches, lapse if:

7.1	the Rule 2.7 Announcement is not released by 5:00 p.m. on June 1, 2012 or such later date as CGI and Logica may agree;

7.2	CGI announces, with the consent of the Panel, that it does not intend to make or proceed with the Acquisition and no new, revised or replacement Scheme or Offer is announced by CGI in accordance with Rule 2.7 of the Code at the same time;

7.3	the Scheme does not become effective or, as applicable, the Offer lapses or is withdrawn and no new, revised or replacement Scheme or Offer is or has been announced in accordance with Rule 2.7 of the Code; or

7.4	a third party announces through a Regulatory Information Service in accordance with Rule 2.7 of the Code a firm intention to make a general offer (which is not subject to any pre-conditions) to acquire the entire issued and to be issued share capital of Logica (howsoever to be implemented) where the consideration is payable entirely in cash and on terms which represent an improvement of at least 10 per cent. on the value of the consideration per Logica share under the Offer (calculated on a fully diluted basis) as at the date on which the competing offer is announced (a “Third Party Offer”) unless CGI has announced an improvement to the terms of the Acquisition within seven days of the Third Party Offer being made such that the terms of the improved Acquisition are at least as favourable as under the Third Party Offer.

8.	The Acquisition

We acknowledge that the release of the Rule 2.7 Announcement is at CGI’s absolute discretion and, in particular, CGI reserves the right not to release the Rule 2.7 Announcement unless the board of directors of Logica agrees to recommend the Acquisition. For the avoidance of doubt, nothing in this undertaking shall oblige CGI to announce or effect the Acquisition.

9.	Other

9.1	Any date, time or period referred to in this undertaking shall be of the essence except to the extent to which CGI and we agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

9.2	We agree that damages would not be an adequate remedy for breach of this undertaking and accordingly that CGI shall be entitled to the remedies of specific performance, injunction or other equitable relief and no proof of special damages shall be necessary for the enforcement by CGI of its rights.

9.3	Except to the extent otherwise specified, our obligations set out in this undertaking are unconditional and irrevocable.

9.4	In this undertaking, references to times of day are to London time.

9.5	A person who is not party to this deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this deed but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

9.6	This undertaking and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law. We submit to the exclusive jurisdiction of the English courts for all purposes in relation to this undertaking.

9.7	This undertaking may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

EXECUTED and DELIVERED as a DEED on the date

first written above by MARK MURRAY (name)

for and on behalf of Artemis Investment Management

LLP as investment adviser for and on behalf of

Artemis Income Fund and Artemis Institutional Equity

Income Fund and as investment manager for and on

behalf of the Trustees of the BHS Pension Scheme,

the Trustees of the BHS Senior Management

Pension Scheme, The Corporation of London Cash

Fund, The Corporation of London Charities Fund,

The Corporation of London Hampstead Heath Trust

Fund, The Corporation of London Pension Fund,

MT Total Return Fund, P&O Pension Fund

Investments Limited, SAUL Trustee Company and

St James’s Place UK & International Income Unit Trust

) ) ) ) ) ) ) ) ) ) ) ) ) ) )

in the presence of:	)

Signature of witness:

Name of witness:

Address of witness:

SCHEDULE

Details of Logica Shares

Name of beneficial owner	Name of registered holder, if different	Number of shares

Artemis Income Fund	Chase Nominees Ltd GTI a/c 73524	48,770,603

Artemis Institutional Equity Income Fund	Chase Nominees Ltd GTI a/c 73531	1,991,488

The Trustees of the BHS Pension Scheme	Nortrust Nominees Limited	367,102

The Trustees of the BHS Senior Management Scheme	Nortrust Nominees Limited	90,071

The Corporation of London Cash Fund	Mellon Nominees (UK) Limited	1,427,583

The Corporation of London Charities Fund	Mellon Nominees (UK) Limited	146,588

The Corporation of London Hampstead Heath Trust Fund	Mellon Nominees (UK) Limited	265,668

The Corporation of London Pension Fund	Mellon Nominees (UK) Limited	1,271,166

MT Total Return Fund	BNY (OCS) Nominees Limited	814,584

P&O Pension Fund Investments Limited	Nortrust Nominees Limited	1,322,494

SAUL Trustee Company	Nortrust Nominees Limited	806,182

St. James’s Place UK & International Unit Trust	State Street Nominees Limited a/c RNAM	2,561,551

ANNEX

Rule 2.7 Announcement